Valley Forge Life Insurance Company


Executive Office:          A Stock Company           Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601



                         ACCIDENTAL DEATH BENEFIT RIDER


This rider forms a part of the policy to which it is attached. It is issued in consideration of your application and premium paid.


BENEFIT

We will pay the accidental benefit amount shown in the Policy Schedule as soon as we receive due written proof that the Insured's death was accidental. The injury that caused death must occur after attained age one and before the policy anniversary on or next following the Insured's age 70.


ACCIDENTAL DEATH

Accidental death means death that results from injury (not sickness). The accidental injury must cause death, independently of all other causes.


EXCLUSIONS

We will not pay the accidental death benefit if death is the result of:

(1)  suicide (while sane or insane);

(2)  voluntarily taking poison;

(3) voluntarily inhaling gas or fumes, except while conducting one's duties during the course of employment;

(4) voluntarily taking drugs, narcotics or hallucinogens except as prescribed by a physician;

(5)  illness or disease or medical treatment thereof;

(6)  injury during the commission of a crime;

(7) aircraft accident (unless the Insured is a passenger with no duties on the aircraft);

(8) participation in a hazardous sport such as parachuting, hang gliding, motorcycle racing, automobile racing, etc. where the Insured should have known the sport could result in death;

(9)  war (declared or not) or acts of war; or

(10) the Intoxication of the Insured. Intoxication means a blood alcohol level of .1% by weight, unless the state of residence of the Insured has a lower standard, in which case the standard of the Insured's state of residence shall apply.


COST

The monthly cost for this rider is shown in the Policy Schedule.


RIDER TERMINATION


This rider terminates:

(1)  on the policy anniversary on or next following the Insured's age 70;

(2)  if you give us written notice to terminate it; or

(3)  when the policy terminates.


This rider may be reinstated as part of the policy if the policy is reinstated unless this rider was terminated because of age or at your request.


GENERAL

All provisions of the policy not in conflict with this rider apply to this rider. If this rider is issued with the policy, its effective date is the policy date shown on the Policy Schedule. If this rider is issued after the policy date, or if coverage is increased, decreased or reinstated, its effective date is shown in a Supplemental Policy Schedule.

Signed for the Company at its Executive Office, CNA Plaza, Chicago, Illinois 60685.

Chief Executive Officer                              Group Vice President